Swoon City Music LLC
Statements of Cash Flows
(Unaudited)

	Year Ended December 31, 2017		For the Period February 2, 2016 (Inception) to December 31, 2016	
Cash flows from operating activities:				
Net income (loss)		(138,683)	$	(65,183)
Changes in operating assets and liabilities:				
credit card payable		-		-
Net cash used in operating activities		(138,683)		(65,183)
Cash flows from investing activities		-		-
Net cash used in investing activities		-		-
Cash flows from financing activities:				
Proceeds from sale of units		46,000		158,000
Net cash provided by financing activities		46,000		158,000
Net cash increase for period		(92,683)		92,817
Cash at beginning of period		92,817		-
Cash at end of period	$	134	$	92,817
Supplemental disclosure of cash flow information:				
Cash paid during the period for:				
Income taxes	$	-	$	-
Interest	$	-	$	-